UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2011

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8° andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 02.558.134/0001-58

Board of Trade (NIRE) No. 33.300.262539

Publicly-Held Company

ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS

CALL NOTICE

The Board of Directors of TELE NORTE LESTE PARTICIPAÇÕES S.A. (the “Company”) calls its Shareholders to meet at the Ordinary and Extraordinary General Shareholders’ Meetings, to be held on April 28, 2011, at 5:30 p.m., at the Company’s headquarters, located at Rua Humberto de Campos, 425, 8th floor, Leblon, in the City of Rio de Janeiro, State of Rio de Janeiro, to deliberate on the following Agenda:

At the Ordinary Shareholders’ Meeting:

(i)	Acknowledge the Managers’ accounts, examine, discuss and vote on the Managers’ Report and Financial Statements for the fiscal year ended December 31, 2010, together with the Independent Auditors’ Report;

(ii)	Approve the proposal to allocate the results for the fiscal year ended December 31, 2010;

(iii)	Approve the Capital Budget;

(iv)	Elect the members of the Fiscal Council and their respective alternates; and,

(v)	Determine the compensation of the Managers and members of the Company’s Fiscal Council.

At the Extraordinary Shareholders’ Meeting:

(i)	Replace the members of the Board of Directors and add new positions to the Board, as mandated.

(ii)	Amend article 5 of the Company’s Bylaws as a result of the capital increase approved by the Board of Directors on March 28, 2011;

(iii)	Consolidate the text of the Company’s Bylaws.

GENERAL INFORMATION:

1.	All documents related to the Agenda are available to the Company’s shareholders at the Company’s headquarters, on the Company’s Investor Relations website (www.oi.com.br/ri) and on the website of the CVM (www.cvm.gov.br), pursuant to CVM Instruction No. 481/2009.

2.	Shareholders wishing to be represented by an attorney-in-fact must forward their respective proxies, conferring special powers, and, in case of legal entities, a copy of the corporate acts and/or documents corroborating such proxy, to the Company’s Corporate M&A Department, at Rua Humberto de Campos No. 425, 5th floor, Leblon, in the City of Rio de Janeiro, State of Rio de Janeiro, from 9:00 a.m. to 12:00 p.m. and from 2:00 p.m. to 6:00 p.m., until April 26, 2011. This measure is intended to expedite the process of registration of the shareholders present at the Meeting.

3.	Shareholders whose shares are registered with a custodian who wish to attend this Meeting must present a statement of share ownership, issued by the custodian, dated as of April 26, 2011.

Rio de Janeiro, April 13, 2011.

José Mauro Mettrau Carneiro da Cunha

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2011

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Alex Waldemar Zornig
	Name:	Alex Waldemar Zornig
	Title:	Chief Financial Officer and Investor Relations Officer